September 22, 2020

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

RE: Peak Positioning Technologies Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Special Meeting of Shareholders:

Date of meeting:	November 9, 2020
Record date for notice:	October 5, 2020
Record date for voting:	October 5, 2020
Beneficial ownership determination date:	October 5, 2020
Securities entitled to notice:	Common shares
Securities entitled to vote:	Common shares
Issuer mailing directly to non-objecting beneficial owners:	Yes
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
AST Trust Company (Canada)